UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Establishment of New Global Business Line; Appointment of New CFO

On November 23, 2020, Kornit Digital Ltd. (“Kornit” or the “Company”) announced that it has appointed Mr. Guy Avidan, its current Chief Financial Officer, as President of Kornit’s newly formed business line focused on accelerating the digital transformation of the textile industry to on-demand sustainable production.

The Company also announced the appointment of Mr. Alon Rozner as the Company’s next Chief Financial Officer, who will succeed Mr. Avidan in that role, effective December 1, 2020.

A copy of the press release containing the foregoing announcement is furnished as Exhibit 99.1 hereto.

The contents of this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567 and 333-237346).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: November 23, 2020	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated November 23, 2020 entitled “Kornit Digital to Establish a New Global Business Line Dedicated to Digital On-Demand Production Management”

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